Reaves Utility Income Fund
1290 Broadway, Suite 1100
 Denver, Colorado 80203

August 8, 2017

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
 Washington, D.C. 20549

Attn.:	Ms. Sumeera Younis Division of Investment Management

Re:	Reaves Utility Income Fund Registration Statement on Form N-2 (File Nos. 333-218822 and 811-21432)

Dear Ms. Younis:

Reaves Utility Income Fund (the “Registrant”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement on Form N-2 be accelerated so that the Registration Statement may become effective at 5:00 p.m., Eastern Standard Time, on Thursday, August 10, 2017, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•
should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by telephone call to Allison M. Fumai of Dechert LLP at (212) 698-3526.

Very truly yours,

Reaves Utility Income Fund

By:	/s/ Karen Gilomen
Name:	Karen Gilomen
Title:	Secretary